[SHEARMAN & STERLING LLP LETTERHEAD]

                                                                 August 24, 2006


By Fax (202-772-9369), Federal Express and EDGAR
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Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549
Attention:   John Cash


BE Aerospace, Inc.
Annual Report on Form 10-K for the
Fiscal Year Ended December 31, 2005 (File No. 0-18348)
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Dear Mr. Cash:

On behalf of our client, BE Aerospace, Inc. (the "Company"), we hereby acknowledge receipt of the letter dated August 15, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-18348) (the "Form 10-K").

On behalf of the Company, we submit this letter in response to the Comment Letter dated August 15, 2006. For ease of reference, we have reproduced the text of the comment from the Staff contained in the Comment Letter, followed by the Company's response. For your convenience, we have also included the captions used in the Comment Letter.

Note 12 - Segments Reporting, page F-19
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We note your response to our prior comments regarding your segments, including the management reports that you provided to us. We appreciate the information you have been providing us and we request your continued patience as we find out more about your segment reporting. We have the following additional comments:

     o We note from your response that financial information is provided to your CODM group on a site level and a segment level basis. If the reports used to present operating results to your CODM group consistently include discrete financial information, including revenues and operating earnings, at the site level, it would be unclear to us

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Securities and Exchange Commission
Division of Corporation Finance
John Cash
August 24, 2006
Page 2


          how you determined that the site level did not represent your operating segments. In this regard, we note your statement that the CODM group "primarily" uses the segment level reports to allocate resources and assess performance; however, it is unclear to us that you would have put a process in place to consistently collect and disclose information to the CODM group at the site level if the CODM group did not find this information useful in managing your company. Therefore, we would generally assume that the lowest level of discrete financial information that was presented to your CODM group indicated your operating segments. Please advise.

     o If, based upon your CODM reports, you determine that your manufacturing facilities are your operating segments, please note that we would not object to the aggregation of facilities that manufactured the same type of product into reportable segments. For example, if you have dedicated facilities that manufacture seating, we would not object to aggregating these into a Seating reportable segment because we assume that these facilities would have similar average long-term gross margins and would meet the other characteristics of paragraph 17 of SEAS 131.

     o Regardless of whether the operating segments within your current CAS reportable segment are your Seating, Interior Services, and Engineering businesses, as indicated in your response, or are your manufacturing facilities, as may be indicated by your CODM reports, we continue to struggle with your aggregation of Seating, Interior Services, and Engineering into a single reportable segment. In this regard, it appears that each of your Seating, Interior Services, and Engineering segments is above the 10% thresholds specified in paragraph 18 of SFAS 131. In order for these segments to qualify for aggregation under paragraph 17 of SFAS 131, you would need to demonstrate similar long-term average gross margins for these segments, and they would need to meet all of the criteria specified in paragraph 17(a) through 17(e). We continue to struggle with your assertion that these segments have similar long-term average gross margins. We also continue to struggle with your assertion that these segments meet the criteria specified in paragraph 17(a) through 17(e), including that these segments contain products and services of a similar nature. In this regard, we note from your response letter dated June 29, 2006 that seating products are replaced on airplanes every 5-10 years whereas interior systems are replaced only once or twice over the 25-40 year life of the aircraft; these statistics seem to indicate that the nature of these products is very different, and these segments appear to have a different nature from your Engineering services segment. Finally, we note from your response letter dated June 29, 2006 that you believe the operating margins of your Seating, Interior Services, and Engineering segments are interdependent and therefore should not be disaggregated. However, the fact that your CODM group consistently reviews discrete financial information for each of your Seating, Interior Services, and Engineering segments indicates that your CODM group finds this disaggregated information to be useful in managing your company and indicates that your CODM group takes this disaggregated information into account when allocating resources and assessing

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Securities and Exchange Commission
Division of Corporation Finance
John Cash
August 24, 2006
Page 3


          performance. Given the above, we ask that you carefully reconsider your views regarding how you aggregate your operating segments and revise your reportable segments to comply with SFAS 131; or help us to understand why you do not believe that any revision is necessary.

As discussed between Tom McCaffrey, the Company's Chief Financial Officer, and the Staff on August 21, 2006, the Company recently acquired Draeger Aerospace GmbH, a company based in Germany which is engaged in the business of manufacturing chemical and gaseous oxygen systems for commercial and military aircraft. This transaction, while not a material acquisition for the Company, did increase the size and scope of the Company's existing oxygen systems business, which is currently reported as part of the Company's interior systems group within its Commercial Aircraft Segment.

Following the completion of this acquisition, the Company reevaluated the aggregation of its operating segments for financial reporting purposes. As a result of this evaluation, and as discussed with the Staff, the Company has determined that it is appropriate for the Company to report its Commercial Aircraft segment as three separate reportable segments. As a result, the Company's reporting segments would now be Seating, Interior Systems, Engineering Services and Structures, Distribution and Business Jet. The Company intends to implement this reporting structure in the quarter ending September 30, 2006.


Thank you for your assistance in reviewing this response to the Staff's Comment Letter. Please direct all questions or comments regarding this letter to Tom McCaffrey at 561-791-5000 or me at 212-848-8414.

Very truly yours,


/s/ Lona Nallengara

Lona Nallengara





cc:  Mindy Hooker - Securities and Exchange Commission
     Jennifer Thompson - Securities and Exchange Commission
     Thomas P. McCaffrey - BE Aerospace, Inc.
     Gregory J. Palme - Deloitte & Touche LLP
     Rohan S. Weerasinghe - Shearman & Sterling LLP